Exhibit I

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES THE SALE OF A NEO-PANAMAX 13,312 TEU CONTAINER VESSEL AND SECURES FINANCING FOR SIX DUAL FUEL MEDIUM GAS CARRIERS

ATHENS, Greece, August 25, 2025 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (the “Company,” “CCEC”, “we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, is pleased to announce:

•	The sale of M/V Manzanillo Express to a third party for an expected book gain of $6.9 million; and

•	Securing of financing of all six Dual Fuel (“DF”) Medium Gas Carriers (“MGC”) under construction.

Sale of a 13,312 TEU Container Vessel

On August 7, the Company signed a memorandum of agreement for the sale of M/V Manzanillo Express (142,411 DWT / 13,312 TEU, hybrid scrubber-fitted, eco container vessel, built 2022, Hyundai Samho Industries Co. Ltd, South Korea). The vessel is expected to be delivered to its new owner during the third quarter of 2025.

The Company expects to record a gain of approximately $6.9 million from the sale. Cash proceeds will be used to pay down outstanding debt, estimated at $90.4 million at the end of the third quarter of 2025, and for general corporate purposes.

Upon completion of this transaction, CCEC will have only two remaining 13,000 TEU container vessels - both on long term time charters through 2033, with options to extend to 2039.

This vessel sale aligns with the Company’s strategic plan, announced in November 2023, to shift its strategic focus towards the transportation of various forms of gas to industrial customers, including liquefied natural gas (“LNG”) and emerging new commodities in connection with the energy transition. Since February 2024, CCEC has sold or agreed to sell 13 container vessels, including the M/V Manzanillo Express, generating expected gross proceeds of approximately $694.2 million. These funds are being reinvested in state-of-the-art gas transportation assets.

Secured Financing for Four DF 45,000 cbm MGCs and Two DF 40,000 cbm MGCs

On August 13, the Company entered into a seven-year financing arrangement for all six of its DF MGCs under construction. The relevant vessels include M/T Aristogenis, M/T Aridaios, M/T Aratos, M/T Agenor (45,000 CBM, DF LPG, Hyundai Mipo Dockyard Co. Ltd., South Korea), and M/T Andrianos and M/T Anios (40,000 CBM, DF LPG, Nantong CIMC Sinopacific Offshore & Engineering Co. Ltd, PRC). The total expected financing amount is $310.1 million which can increase, in case long-term employment is secured, up to a total of $376.6 million. The facility also includes the option to draw pre-delivery financing.

MGCs Financing Summary in USD million1:

Vessel Name	Cubic Meters (“CBM”)	Scheduled Delivery	Financing Amount		Quarterly Instalment		Balloon
			Base	Increased	Base	Increased	Base	Increased
Aristogenis	45,000	Q2 2026	54.7	66.4	0.7	0.8	35.5	43.2
Aridaios	45,000	Q3 2026	54.7	66.4	0.7	0.8	35.5	43.2
Aratos	45,000	Q1 2027	54.7	66.4	0.7	0.8	35.5	43.2
Agenor	45,000	Q2 2027	54.7	66.4	0.7	0.8	35.5	43.2
Andrianos	40,000	Q1 2027	45.7	55.5	0.6	0.7	29.7	36.1
Anios	40,000	Q3 2027	45.7	55.5	0.6	0.7	29.7	36.1

TOTAL			310.1	376.6	3.9	4.7	201.6	244.8

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is one of the world’s leading platforms of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet includes 15 high specification vessels, including 12 latest generation LNG/Cs and three legacy Neo-Panamax container vessels, one of which is expected to be sold during the third quarter of 2025. In addition, CCEC’s under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel medium gas carriers and four handy LCO2/multi-gas carriers, to be delivered between the first quarter of 2026 and the third quarter of 2027.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to CCEC’s ability to pursue growth opportunities and CCEC’s expectations or objectives regarding future vessel deliveries and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve

[1]	Increased amount available if long-term employment of minimum three years is secured up to two years post vessel delivery.

risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2024, filed on April 17, 2025. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details: Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44 (770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis / Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com

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